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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number 33-21239
                                                                        --------

                           NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
               [_] Form N-SAR

               For Period Ended: June 30, 1999
                                ---------------
     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended: N/A
                                           ---
     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION

Travel Dynamics, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


N/A
--------------------------------------------------------------------------------
Former Name if Applicable


7825 East Camelback Road, Suite
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


Scottsdale, AZ 85251
--------------------------------------------------------------------------------
City, State and Zip Code

                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion
[X]  |         thereof  will  be  filed  on or  before  the  15th  calendar  day
     |         following  the  prescribed  due date;  or the  subject  quarterly
     |         report or transition report on Form 10-Q, or portion thereof will
     |         be filed on or  before  the  fifth  calendar  day  following  the
     |         prescribed due date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Registrant anticipates it will receive its audited financial statements during the extension period from its independent auditors. Additionally, various financial ratios, sector information, and other data necessary to complete the narrative portion of the 10-KSB can not be completed prior to review and analysis of the financial statements. Accordingly, the registrant does not believe it can meet the filing deadline of September 29th for this Report and will require the 15 day extension to complete the 10-KSB report. Because the auditors will not have the audited financial statements to the registrant prior to the filing date, the consent letter of the auditors is attached as an Exhibit.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Bryan Service, Managing Director         (405)        263-7498
     ---------------------------------------------------------------------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [_] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             Travel Dynamics, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date September 28, 1999          By /s/ James Piccolo
    -------------------            ---------------------------------------------
                                        James Piccolo

 HANSEN, BARNETT & MAXWELL
 A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS
                                                          (801) 532-2200
                                                        Fax (801) 532-7944
     Member of AICPA Divsion of Firms              345 East Broadway, Suite 200
            Member of SECPS                      Salt Lake City, Utah 84111-2693
Member of Summit International Associates



September 27, 1999


To the Board of Directors and Stockholders
Travel Dynamics, Inc. and Subsidiary

Travel Dynamics, Inc. and Subsidiary were unable to complete the preparation of their financial statements and were unable to provide accounting information specific to various accounts in sufficient time to enable the audit of their June 30, 1999 Financial statements to be completed at this date. It is anticipated the financial statements and our audit report will be available by October 13, 1999, although no assurance thereof can be given.




                                        /s/ Hansen, Barnett & Maxwell
                                        -----------------------------
                                            Hansen, Barnett & Maxwell